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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Sklenar, Herbert A.		Temple-Inland Inc. ("TIN")
	2809 Shook Hill	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			11/01/2002 (3)
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Birmingham, AL 35223 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock													1,000		D

	Preferred Stock Purchase Rights		(1)		(1)		(1)	(1)		(1)		(1)		(1)		(1)		(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Option (right to buy)		$43.25

	Option (right to buy)		$30.63

	Option (right to buy)		$27.19

	Option (right to buy)		$36.31

	Option (right to buy)		$35.03

	Option (right to buy)		$42.78

	Option (right to buy)		$47.41

	Option (right to buy)		$35.75

	Option (right to buy)		$51.30

	Option (right to buy)		$38.70

	Option (right to buy)		$55.32

	Phantom Shares		1 - for - 1		11/01/2002		11/01/2002		A			337

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	08/06/1994	08/06/2003		Common Stock	1,000

	08/06/1997	08/06/2003		Common Stock	1,500

	08/06/1998	08/06/2003		Common Stock	2,500

	08/06/1999	08/06/2003		Common Stock	2,500

	08/06/2000	08/06/2003		Common Stock	2,500				10,000		D

	01/03/1996	01/03/2010		Common Stock	2,000				2,000		D

	01/02/1997	01/02/2011		Common Stock	2,000				2,000		D

	01/02/1998	01/02/2012		Common Stock	2,000				2,000		D

	01/02/1999	01/02/2013		Common Stock	2,000				2,000		D

	01/04/2000	01/04/2014		Common Stock	2,000				2,000		D

	01/03/2001	01/03/2015		Common Stock	2,000				2,000		D

	01/02/2002	01/02/2016		Common Stock	2,000				2,000		D

	02/02/2002	02/02/2011		Common Stock	400

	02/02/2003	02/02/2011		Common Stock	400

	02/02/2004	02/02/2011		Common Stock	200				1,000		D

	01/02/2003	01/02/2017		Common Stock	2,000				2,000		D

	02/01/2003	02/02/2012		Common Stock	400

	02/01/2004	02/02/2012		Common Stock	400

	02/01/2005	02/02/2012		Common Stock	200				1,000		D

	(2)	(2)		Common Stock	3,913		(2)		3,913 (2)

Explanation of Responses:

(1) In accordance with the Shareholder Rights Plan adopted by the Company on February 3, 1999, Preferred Stock Purchase Rights are deemed to be attached to the shares of Common Stock.

(2) Phantom shares accrued under the Temple-Inland Inc. Directors' Fee Deferral Plan, which includes a dividend reinvestment feature, to be settled upon the reporting person's retirement

(3) Due to administrative error, the Company failed to file Mr. Sklenar's report on time. The Company has revised its procedures to correct this oversight.

Signed by Leslie K. O'Neal on behalf of Herbert A. Sklenar	01/30/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.